EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Nine Months Ended September 30,
	2006	2005
Earnings:
Income from Continuing Operations	$121,118	$151,309
Add:
Income tax expense (benefit)	12,627	(25,652)
Amortization of capitalized interest	1,407	1,791

	135,152	127,448

Adjustments to earnings for fixed charges:
Interest and other financial charges	35,120	34,912
Interest factor attributable to rentals	542	357

	35,662	35,269

Earnings as adjusted	$170,814	$162,717

Fixed Charges:
Total fixed charges above	$35,662	$35,269

Ratio of earnings as adjusted to total fixed charges	4.79	4.61